                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                                Amendment No. 2

                   Under the Securities Exchange Act of 1934



                         CORNERSTONE NATURAL GAS, INC.
                                (Name of Issuer)



                  Common Stock, $0.10 par value per share
         ------------------------------------------------------------
                         (Title of Class of Securities)



                                   21922D 10 2
         ------------------------------------------------------------
                                 (CUSIP Number)


                                  Ray C. Davis
                     8080 N. Central Expressway, Suite 1200
                              Dallas, Texas  75206
                                (214) 691-5536
         ------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                   April 20, 1996
         ------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].


                               Page 1 of __ pages
                      Exhibit Index appears on Page 11

CUSIP NO. 21922D 10 2             13D                               Page 2 of __ Pages

(1)      Name of Reporting Person                                   Ray C. Davis
         S.S. or I.R.S. Identification No. of Above Person          ###-##-####

(2)      Check the Appropriate box if a Member of a Group           (a)
         (See instruc-tions)                                        (b) x

(3)      SEC Use Only
                                                                    -------------------
(4)      Source of Funds (See instruc-tions)                        PF

(5)      Check if Disclosure of Legal Proceedings is required       Not Applicable
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of  Organization                      United States

Number of Shares   (7) Sole Voting
  Beneficially         Power                                             381,388
  Owned by Each                                                     -----------------
  Reporting Per-   (8) Shared Voting
  son With             Power                                           2,958,047
                                                                    -----------------

                   (9) Sole Disposi-
                       tive Power                                      1,210,619
                                                                    -----------------
                  (10) Shared Dis-
                       positive
                       Power                                           3,787,278
                                                                    -----------------


(11)     Aggregate Amount Beneficially Owned by Each                   1,210,619
         Reporting Person                                           -----------------

(12)     Check if the Aggregate Amount in Row (11) Excludes         Not applicable
         Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         9.1%

(14)     Type of Reporting Person (See Instructions)                IN

CUSIP NO. 21922D 10 2             13D                               Page 3 of __ Pages

(1)      Name of Reporting Person                                   Ben H. Cook Inc.
         S.S. or I.R.S. Identification No. of Above Person          ###-##-####

(2)      Check the Appropriate box if a Member of a Group           (a)
         (See instruc-tions)                                        (b) x

(3)      SEC Use Only
                                                                    -------------------
(4)      Source of Funds (See instruc-tions)                        PF

(5)      Check if Disclosure of Legal Proceedings is required       Not Applicable
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of  Organization                      United States

Number of Shares   (7) Sole Voting
  Beneficially         Power                                            1,618,612
  Owned by Each                                                     -----------------
  Reporting Per-   (8) Shared Voting
  son With             Power                                              -0-
                                                                    -----------------

                   (9) Sole Disposi-
                       tive Power                                      2,131,433
                                                                    -----------------
                  (10) Shared Dis-
                       positive
                       Power                                              -0-
                                                                    -----------------


(11)     Aggregate Amount Beneficially Owned by Each                   2,131,433
         Reporting Person                                           -----------------

(12)     Check if the Aggregate Amount in Row (11) Excludes         Not applicable
         Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         16.36%

(14)     Type of Reporting Person (See Instructions)                IN

CUSIP NO. 21922D 10 2             13D                               Page 4 of __ Pages

(1)      Name of Reporting Person                                   Kelcy L. Warren
         S.S. or I.R.S. Identification No. of Above Person          ###-##-####

(2)      Check the Appropriate box if a Member of a Group           (a)
         (See instruc-tions)                                        (b) x

(3)      SEC Use Only
                                                                    -------------------
(4)      Source of Funds (See instruc-tions)                        PF

(5)      Check if Disclosure of Legal Proceedings is required       Not Applicable
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of  Organization                      United States

Number of Shares   (7) Sole Voting
  Beneficially         Power                                             352,465
  Owned by Each                                                     -----------------
  Reporting Per-   (8) Shared Voting
  son With             Power                                              -0-
                                                                    -----------------

                   (9) Sole Disposi-
                       tive Power                                      1,181,696
                                                                    -----------------
                  (10) Shared Dis-
                       positive
                       Power                                              -0-
                                                                    -----------------


(11)     Aggregate Amount Beneficially Owned by Each                   1,181,696
         Reporting Person                                           -----------------

(12)     Check if the Aggregate Amount in Row (11) Excludes         Not applicable
         Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         8.85%

(14)     Type of Reporting Person (See Instructions)                IN

CUSIP NO. 21922D 10 2             13D                               Page 5 of __ Pages

(1)      Name of Reporting Person                                   Clarence Mayer
         S.S. or I.R.S. Identification No. of Above Person          ###-##-####

(2)      Check the Appropriate box if a Member of a Group           (a)
         (See instruc-tions)                                        (b) x

(3)      SEC Use Only
                                                                    -------------------
(4)      Source of Funds (See instruc-tions)                        PF

(5)      Check if Disclosure of Legal Proceedings is required       Not Applicable
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of  Organization                      United States

Number of Shares   (7) Sole Voting
  Beneficially         Power                                              -0-
  Owned by Each                                                     -----------------
  Reporting Per-   (8) Shared Voting
  son With             Power                                              -0-
                                                                    -----------------

                   (9) Sole Disposi-
                       tive Power                                       256,410
                                                                    -----------------
                  (10) Shared Dis-
                       positive
                       Power                                              -0-
                                                                    -----------------


(11)     Aggregate Amount Beneficially Owned by Each                    256,410
         Reporting Person                                           -----------------

(12)     Check if the Aggregate Amount in Row (11) Excludes         Not applicable
         Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         2.0%

(14)     Type of Reporting Person (See Instructions)                IN

CUSIP NO. 21922D 10 2             13D                               Page 6 of __ Pages

(1)      Name of Reporting Person                                   Kelly Jameson
         S.S. or I.R.S. Identification No. of Above Person          ###-##-####

(2)      Check the Appropriate box if a Member of a Group           (a)
         (See instruc-tions)                                        (b) x

(3)      SEC Use Only
                                                                    -------------------
(4)      Source of Funds (See instruc-tions)                        PF

(5)      Check if Disclosure of Legal Proceedings is required       Not Applicable
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of  Organization                      United States

Number of Shares   (7) Sole Voting
  Beneficially         Power                                             3,328
  Owned by Each                                                     -----------------
  Reporting Per-   (8) Shared Voting
  son With             Power                                              -0-
                                                                    -----------------

                   (9) Sole Disposi-
                       tive Power                                       274,738
                                                                    -----------------
                  (10) Shared Dis-
                       positive
                       Power                                              -0-
                                                                    -----------------


(11)     Aggregate Amount Beneficially Owned by Each                    274,738
         Reporting Person                                           -----------------

(12)     Check if the Aggregate Amount in Row (11) Excludes         Not applicable
         Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         2.148%

(14)     Type of Reporting Person (See Instructions)                IN

CUSIP NO. 21922D 10 2             13D                               Page 7 of __ Pages

(1)      Name of Reporting Person                                   Endevco Investors
         S.S. or I.R.S. Identification No. of Above Person          Joint Venture d/b/a
                                                                    Ray Davis, Trustee
                                                                    75-205526
(2)      Check the Appropriate box if a Member of a Group           (a)
         (See instruc-tions)                                        (b) x

(3)      SEC Use Only
                                                                    -------------------
(4)      Source of Funds (See instruc-tions)                        PF

(5)      Check if Disclosure of Legal Proceedings is required       Not Applicable
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of  Organization                      Texas Joint Venture

Number of Shares   (7) Sole Voting
  Beneficially         Power                                            2,576,659
  Owned by Each                                                     -----------------
  Reporting Per-   (8) Shared Voting
  son With             Power                                              -0-
                                                                    -----------------

                   (9) Sole Disposi-
                       tive Power                                       2,576,659
                                                                    -----------------
                  (10) Shared Dis-
                       positive
                       Power                                              -0-
                                                                    -----------------


(11)     Aggregate Amount Beneficially Owned by Each                    2,576,659
         Reporting Person                                           -----------------

(12)     Check if the Aggregate Amount in Row (11) Excludes         Not applicable
         Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         20.59%

(14)     Type of Reporting Person (See Instructions)                PN

CUSIP NO. 21922D 10 2                 13D                     Page 8 of __ Pages


         The Statement relates to Common Stock, par value $0.10 per share, of Cornerstone Natural Gas, Inc., a Delaware corporation ("Cornerstone" or the "Company"), held by Ray C. Davis, Kelcy L. Warren, Ben H. Cook, Clarence Mayer, Kelly Jameson and Endevco Investors Joint Venture, and amends and supplements a
Schedule 13d filed by such persons on November 23, 1993.

Item 1.          Security and Issuer.

                 This Item is not amended.

Item 2.          Identity and Background.

                 This Item is not amended.

Item 3.          Source and Amount of Funds or Other Consideration.

                 This Item is not amended.

Item 4.          Purpose of Transaction.

                 This Item is amended by the addition of the following:

                 On April 20, 1996, each of the above Reporting Persons entered into an option agreement dated as of April 20, 1996 (the "Option Agreement") with El Paso Natural Gas, Company, a Delaware corporation ("Parent") and The El Paso Company a Delaware corporation (the
         "Merger Sub") under which the Purchaser was granted an option to acquire all of the securities of the Company held by the Reporting Persons. A copy of such Option Agreement is attached hereto as an exhibit and is incorporated herein.

                 In connection with the Option Agreement, the Company, the Parent and the Merger Sub have entered into an Agreement and Plan of Merger dated as of April 20, 1996 (the "Merger Agreement") under which the Merger Sub and the Parent will acquire all of the issued and outstanding shares of capital stock of the Company for $6.00 per share net to the seller. In connection with the Merger Agreement, the Merger Sub has agreed to commence a tender offer for all of the issued and outstanding shares of capital stock of the Company on or before April 26, 1996.

                 In order to induce the Parent and the Merger Sub to execute and deliver the Merger Agreement, each Ray C. Davis, Kelcy L. Warren and Ben H. Cook have entered into Non-Competition Agreements with the Company.

CUSIP NO. 21922D 10 2                 13D                     Page 9 of __ Pages



Item 5.  Interest in Securities of the Issuer.

                 This Item is amended by the addition of the following:

                 On April 20, 1996, each of the Reporting Persons granted an option on all shares of common stock, warrants and options held by such persons to the Parent and the Merger Sub.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 This Item is amended to add the following:

                 Each of the Reporting Persons have entered into the Option Agreement. Each of Ray C. Davis, Ben H. Cook and Kelcy L. Warren have entered into Non-Competition Agreements with the Company. Such agreements were executed in order to induce the Parent and the Merger Sub to enter into the Merger Agreement with the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The response to Item 7 is hereby amended by the following:

         EXHIBIT 99(A)            Option Agreement

         EXHIBIT 99(B) Agreement and Plan of Merger dated as of April 20, 1996 among Cornerstone
                                  Natural Gas, Inc., El Paso Natural Gas,
                                  Company, and The El Paso Company

         EXHIBIT 99(C) Non-Competition Agreement dated as of April 20, 1996 between Cornerstone Natural Gas, Inc. and Ray C. Davis

         EXHIBIT 99(D) Non-Competition Agreement dated as of April 20, 1996 between Cornerstone Natural Gas, Inc. and Ben H. Cook

         EXHIBIT 99(E) Non-Competition Agreement dated as of April 20, 1996 between Cornerstone Natural Gas, Inc. and Kelcy L. Warren

CUSIP NO. 21922D 10 2                 13D                    Page 10 of __ Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

         DATE:  April 24, 1996



                                        /s/ RAY DAVIS
                                        ------------------------------
                                        RAY DAVIS

                                        /s/ BEN H. COOK
                                        ------------------------------
                                        BEN H. COOK

                                        /s/ KELCY L. WARREN
                                        ------------------------------
                                        KELCY L. WARREN

                                        /s/ CLARENCE MAYER
                                        ------------------------------
                                        CLARENCE MAYER

                                        /s/ KELLY JAMESON
                                        ------------------------------
                                        KELLY JAMESON

                                        ENDEVCO INVESTORS JOINT VENTURE


                                        By:  /s/ RAY DAVIS
                                             -------------------------
                                             RAY DAVIS, TRUSTEE AND
                                             MANAGING PARTNER

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATION (SEE 18 U.S.C. Section 1001).

CUSIP NO. 21922D 10 2                 13D                    Page 11 of __ Pages



                                EXHIBIT INDEX                               Page


EXHIBIT 99(A) Option Agreement dated as of April 20, 1996 by and among the holders named therein, El Paso Natural Gas, Company, The El Paso Company

EXHIBIT 99(B) Merger Agreement dated as of April 20, 1996 among Cornerstone Natural Gas, Inc., El Paso Natural Gas, Company, and The
               El Paso Company

EXHIBIT 99(C) Non-Competition Agreement dated as of April 20, 1996 between Cornerstone Natural Gas, Inc. and Ray Davis

EXHIBIT 99(D) Non-Competition Agreement dated as of April 20, 1996 between Cornerstone Natural Gas, Inc. and Ben H. Cook

EXHIBIT 99(E) Non-Competition Agreement dated as of April 20, 1996 between Cornerstone Natural Gas, Inc. and Kelcy L. Warren